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03001748

OMB APPROVAL
OMB Number: 3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29728

SEC MAIL PROCESSING RECEIVED FEB 14 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick J. Pilgrim dba Pilgrim Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

644 Spar Ave
(No. and Street)

Beachwood (City) NJ (State) 08722 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Pilgrim 732-341-8746
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Pastine
(Name — if individual, state last, first, middle name)

802 Main St (Address) Toms River (City) NJ (State) 08753 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Pilgrim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pilgrim Financial Services, as of Dec. 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Frederick J Pilgrim
Signature

Dir - Owner
Title

Geraldine M Morris
Notary Public

GERALDINE M. MORRIS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar 17, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No 3235 0123 (5 31 87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Frederick J. Pilgrim dba Pilgrim Financial Services [13]

SEC FILE NO: 8-29728 [14]

FIRM ID NO: 13613 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 644 Spar Ave. [20] (No. and Street)

Beachwood [21] (City)   NJ [22] (State)   08722 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) [24]

AND ENDING (MM/DD/YY) [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code) - Telephone No: 732-341-8746 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: 732-341-8746 [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 11 th day of Feb 2003

Manual signatures of:

1) Frederick J Pilgrim
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78 f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Pilgrim Financial Services* N3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) *12-31-02* [99]

SEC FILE NO. *8-29728* [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 8838.	200			$ 8838	750
2. Receivables from brokers or dealers:						
A. Clearance account	$	295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	$	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	18900	610	18900	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			$	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	$	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$	540	$	740	$ 27738	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pilgrim Financial Services as of 12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities*	Non-A.I. Liabilities*	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	[1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders:	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		[1796]
24. TOTAL OWNERSHIP EQUITY		$ 27738 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 27738 [1810]

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Pilgrim Financial Services* as of *12-31-02*

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 27738	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			27738	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 18900	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(18900)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 8838	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Pilgrim Financial Services* as of *12-31-02*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ *5000*	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$ *5000*	[3760]
14.	Excess net capital (line 10 less 13)	$ *3838*	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ *3838*	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	[3790]
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	[3830]
19.	Total aggregate indebtedness		$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		%	[385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	[386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[38
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[38
24.	Net capital requirement (greater of line 22 or 23)	$	[37
25.	Excess net capital (line 10 less 24)	$	[39
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	[39

OMIT PENN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

3/81

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Pilgrim Financial Services*

For the period (MMDDYY) from *1-1-02* [3932] to *12-31-02* [3933]

Number of months included in this statement *12* [3931]

STATEMENT OF INCOME (LOSS)

Item	Amount	Code
REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	39635	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	20	3995
9. Total revenue	$ 39655	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits	17254	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	1539	4100
16. Total expenses	$ 18793	[illegible]
NET INCOME		
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 20862	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 1500	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pilgrim Financial Services

For the period (MMDDYY) from 1-1-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 29875	4240
A. Net income (loss)			20862	4250
B. Additions (Includes non-conforming capital of	$	4262		4260
C. Deductions (Includes non-conforming capital of	* $ 23000	4272	(23000)	4270
2. Balance, end of period (From item 1800)			$ 27737	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

* Personal Draw

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Pilgrim Financial Services* as of *12-31-02*

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____________ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
*	4600		4601		4602		4603		4604		4605
*	4610		4611		4612		4613		4614		4615
*	4620		4621		4622		4623		4624		4625
*	4630		4631		4632		4633		4634		4635
*	4640		4641		4642		4643		4644		4645
*	4650		4651		4652		4653		4654		4655
*	4660		4661		4662		4663		4664		4665
*	4670		4671		4672		4673		4674		4675
*	4680		4681		4682		4683		4684		4685
*	4690		4691		4692		4693		4694		4695
				TOTAL $*			4699				

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

PILGRIM FINANCIAL SERVICES

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Robert L. Pastine
Accountant & Auditor

Robert L. Pastine
Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: pastine@americom.net

February 3, 2003

Fred Pilgrim
Pilgrim Financial services
644 Spar Avenue
Beachwood, NJ 08722

Dear Mr. Pilgrim:

I have examined the accompanying statement of assets and liabilities arising from cash transactions of Pilgrim Financial Services as of December 31, 2002 the related statement of revenue collected and expenses paid in accordance with standards established by the American Institute of Certified Public Accounts.

The accompanying financial statements fairly reflect the financial position and the results of operations on the cash basis of Pilgrim Financial Services for the year ended December 31, 2002

Pilgrim Financial Services does not physically possess or control any customer securities or funds. Pilgrim Financial Services is, therefore, operating pursuant to the K(2) (ii) exemption of SEC Rule 15c3-3.

Therefore internal control consists of getting checks from the mail to the bank. No material inadequacies were uncovered in this function.

The only investments at December 31, 2002 were a checking account and 1,500 shares of NASDAQ Stock Market, Inc. All other investments were liquidated during the year 2001. The ownership equity reflected in the broker/dealer unaudited report Part II is $ 27,738.

The application of Pilgrim Financial Services for exclusion from membership in SPIC under the Securities Investor Protection Act of 1970 is properly qualified by the nature of Pilgrim Financial Services' operating for the year 2002. From SPIC-3 was timely filed with SPIC, 900 Seventeenth street, Suite 800, Washington, D.C. 20006.

PILGRIM FINANCIAL SERVICES

STATEMENT OF ASSETS & LIABILITIES
ARISING FROM CASH TRANSACTIONS

DECEMBER 31, 2002

EXHIBIT A

ASSETS		
Cash in bank	$ 8,838	
Investments	18,900	
TOTAL ASSETS		$ 27,738
LIABILITIES & NET WORTH		
LIABILITIES		
Total Liabilities		$ -0-
NET WORTH		
Balance, January 1, 2002	$ 29,875	
Additions:		
Investments acquired	-0-	
Net Income for the year	20,863	
Deductions;		
Withdrawals	(23,000)	
NET WORTH		$ 27,738
TOTAL LIABILITIES & NET WORTH		$ 27,738

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF REVENUE COLLECTED
AND EXPENSES PAID
For the Years Ended December 31, 2002 & 2001

EXHIBIT B

	2002		2001	
INCOME:				
Commissions	$ 39,636		$ 51,150	
Dividends	-0-		-0-	
Interest income	20		37	
Net gain on investment trading	-0-		-0-	
Total Income		$ 39,656		$ 51,187
EXPENSES:				
Commissions	$ 17,254		$ 14,311	
Other expenses	1,539		1,790	
Total Expenses		$ 18,793		$ 16,101
NET CASH BASIS INCOME FOR THE YEAR		$ 20,863		$ 35,086
UNREALIZED INCREASE IN MARKET VALUE SECURITIES		-0-		-0-
NET INCOME REPORTED TO NASD		$ 20,863		$ 35,086

STATEMENTS OF CHANGES IN FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

EXHIBIT C

	2002	2001	INCREASE (DECREASE)
Cash	$ 8,838	$ 10,975	$ (2,137)
Securities			
Costs	18,900	18,900	-0-
Unrealized increase (decrease) in market value	-0-	-0-	-0-
TOTAL ASSETS	$ 27,738	$ 29,875	(2,137)
EQUITY	$ 27,738	$ 29,875	(2,137)

"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

EXHIBIT D

CASH FLOW FROM OPERATING ACTIVITIES:		
Cash from operations	$ 20,863	
Less: withdrawals	(23,000)	
Net cash from operations		$ (2,137)
CASH FLOW FROM INVESTING ACTIVITIES:		
Subtractions from investments		-0-
NET INCREASE (DECREASE) IN CASH		$ (2,137)
CASH AT BEGINNING OF YEAR		$ 10,975
CASH AT END OF YEAR		$ 8,838

"See Accompanying Notes & Accountant's Report"

PILGRIM FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Pilgrim Financial Services is a small investment service company whose assets on December 31, 2002 consisted of a cash account and 1,500 shares of NASDAQ Stock Market, Inc.. Under the circumstances direct communications with the bank and investment holder were not considered necessary. I satisfied myself as to the existence of the assets as follows:

A statement supplied by the bank for December 31, 2002 evidenced cash in bank. The balance shown on that statement for December 31, 2002 was identical to the book balance on December 31, 2002.

Fred Pilgrim's investment in NASDAQ Stock Market, Inc. is reflected on the statement of assets & liabilities arising from cash transactions Exhibit A at cost.

0267 300 shares $ 3,300.00
5646 1200 shares $ 15,600.00

"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"